January 16, 2013

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li3 Energy, Inc.
Registration Statement on Form S-1
Filed December 27, 2012
File No. 333-185714

Dear Ms. Long:

We hereby submit the responses of Li3 Energy, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 11, 2013, to Mr. Luis Santillana, the Chief Financial Officer of the Company, in regard to the above-referenced Registration Statement on Form S-1 (the “Original Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form S-1 filed with the Commission on January 16, 2013 (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Prospectus Summary, page 2

About This Offering, page 5

1.	Please expand your disclosure to include a summary of the material terms of the transaction(s) pursuant to which the securities covered by the registration statement were issued, including disclosure of the aggregate proceeds received by the company following the closing of the transaction(s).

Company Response: We have revised our disclosure in the Amendment to include a summary of the material terms of the transactions pursuant to which the securities covered by the registration statement were issued, including disclosure of the aggregate proceeds received by the company following the closing of the transactions.

Exhibit 5.1 - Opinion of Anslow & Jaclin

2.	Since the A Warrant Shares and the B Warrant Shares are currently not outstanding, please have counsel revise the third paragraph of its opinion to state that when the warrant shares are issued in the manner described in the registration statement, they will be legally issued, fully paid and non-assessable.

Company Response: Our counsel has revised its opinion to state that when the warrant shares are issued, they will be legally issued, fully paid and non-assessable.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

3.	Please have your auditor revise its consent to correct the company's inception date.

Company Response: Our auditor has revised its consent to correct the Company’s inception date.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard I. Anslow, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Li3 Energy, Inc.

By:	/s/ Luis Saenz
Luis Saenz
President and Chief Executive Officer